March 26, 2007

Ms. Lisa Haynes

Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Centennial Bank Holdings, Inc.
Item 4.02 Form 8-K filed March 16, 2007
Item 4.02 Form 8-K/A filed March 19, 2007
(File No. 000-51556)

Dear Ms. Haynes:

We are in receipt of your letter, dated March 20, 2007 (the “Comment Letter”), and thank you for your comments concerning the above captioned filings of Centennial Bank Holdings, Inc (the “Company”).  We are pleased to respond to the questions and comments set forth in the Comment Letter.

We have repeated your questions below in bold-face type to facilitate your review, followed by the responses of the Company in regular type.  The numbers correspond to the numbers in the Comment Letter.

1.             Please tell us if your certifying officers have considered the effect of the error on the adequacy of your previous disclosures regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by your Form 10-K for the period ended December 31, 2005 and your Form 10-Qs for the periods ended September 30, 2006, June 30, 2006 and March 31, 2006.  Additionally, tell us what affect the error had on your current evaluation of disclosure controls and procedures as of the end of your fiscal year ended December 31, 2006.

As disclosed in Part II, Item 9A of Annual Report on Form 10-K (the “2006 Form 10-K”), filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2007, an evaluation was carried out by the Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures at December 31, 2006.  Based on that evaluation, which included consideration of the restatements, the

Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective at December 31, 2006.

In addition, in connection with the restatements, management, with the participation of the Chief Executive Officer and the Chief Financial Officer, also reevaluated the Company’s disclosure controls and procedures as of the periods ended December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006.  As disclosed in Part II, Item 9A of the 2006 Form 10-K, based on that reevaluation and in light of the restatements, the certifying officers concluded that the Company’s disclosure controls and procedures were ineffective at each of December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, due to a material weakness in internal control over financial reporting relating to the Company’s review procedures over the statements of cash flows.  No such material weakness existed as of December 31, 2006.

For a full discussion of management’s evaluation and reevaluations of the effectiveness of disclosure controls and procedures and a description of any changes to the Company’s internal control over financial reporting during the last fiscal year, please see Part II, Item 9A of the 2006 Form 10-K.  A copy of the 2006 Form 10-K is attached hereto for your convenience.

2.             Please revise your Form 8-K to describe how and when you intend to file an amended Form 10-K for the year ended December 31, 2005 and amended Form 10-Qs for the periods ended September 30, 2006, June 30, 2006 and March 31, 2006.

The restatements of the consolidated statements of cash flows for the year ended December 31, 2005, as well for the year to date periods ended September 30, 2006, June 30, 2006 and March 31, 2006 are set forth in Note 2(a) to the consolidated financial statements included in Part II, Item 8 of the 2006 Form 10-K.  In addition, as discussed above, the 2006 Form 10-K contains reevaluations of the effectiveness of the Company’s disclosure controls and procedures for all affected periods.  We respectfully submit that, in light of such restatements contained in the 2006 Form 10-K, the filing of amended Form 10-K for the year ended December 31, 2005 or amended Form 10-Qs for the periods ended September 30, 2006, June 30, 2006 and March 31, 2006 is unnecessary as such filings would not provide information that would be material to investors in addition to the restated information and reevaluation of the Company’s disclosure controls and procedures for such periods already contained in the 2006 Form 10-K.

3.             Please revise your Form 8-K to describe how the error was detected.

As disclosed in Part II, Item 9A of the 2006 Form 10-K, the cash flow restatements solely relate to the presentation of cash and cash equivalents held at Collegiate Peaks Bank (“Collegiate Peaks”), which the Company acquired in December 2004 and sold in November 2006.  As part of the Company’s review of the consolidated statement of cash flows that were being prepared for filing in the 2006 Form 10-K, the Company’s internal accounting staff reevaluated its presentation of Collegiate Peaks in its consolidated statements of cash flows and it was determined by the Company that the cash and cash equivalents presented in the consolidated statements of cash flows should have included the cash and cash equivalents of Collegiate Peaks, which were classified as assets held for sale on the Company’s consolidated balance sheet as of December 31, 2005.

4.             Please tell us whether the same error also occurred as of December 31, 2004.  If so, please revise your filing accordingly.

The Company acquired Collegiate Peaks on December 31, 2004.  As of the date of its acquisition, Collegiate Peaks was held for sale, with assets recorded as assets held for sale on the balance sheet, and liabilities recorded as liabilities associated with assets held for sale.  As such, for the period ended December 31, 2004, the cash and cash equivalents held by Collegiate Peaks were excluded from the statement of cash flows.  Because Collegiate Peaks was acquired on the last day of 2004, the effect of the error on cash flows for the year ended 2004 was immaterial.  Nonetheless, in the interests of complete disclosure, the 2006 Form 10-K includes a restatement of the consolidated statement of cash flows of the Company for the period ended December 31, 2004.

*              *              *

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings pursuant to the Securities and Exchange Act of 1934, as amended.  The Company also acknowledges that comments from the Staff (the “Staff”) of the SEC or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you again for your consideration of our responses.  If you have any questions or require any additional information, please do not hesitate to contact me at (303) 296-9600.

Sincerely,

/s/ Zsolt K. Besskó
Zsolt K. Besskó
Executive Vice President,
General Counsel and Secretary

(Enclosure)